Filed Pursuant to Rule 253(g)(2)
File No. 024-11521

Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 2 DATED July 23, 2021
TO THE PRELIMINARY OFFERING CIRCULAR
DATED JUNE 17, 2021

This Supplement No. 2, dated July 23, 2021 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Preliminary Offering Circular, dated June 17, 2021 and qualified on June 24, 2021 (as may be further amended and supplemented, the “Offering Circular”), of Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is solely to update the disclosures in the Offering Circular with respect to Series Collection Drop 004. The following information updates the information in the sections titled “Use of Proceeds to Issuer—Series Collection Drop 004” set forth on page 48 and “The Underlying Assets—The Series Collection Drop 004 Asset” set forth on page 51 of the Offering Circular. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

Series Collection Drop 004

We estimate that the gross proceeds of the offering of Series Collection Drop 004 Interests (including from Series Collection Drop 004 Interests acquired by our manager) will be approximately $6,400 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$64	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$6,088	95.13%
Acquisition and	Storage	$13	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$11	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$124	1.94%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$212	3.31%
Working Capital Reserves⁽⁶⁾		$100	1.56%
Total Proceeds		$6,400	100.00%

(1)  Our manager acquired the Series Collection Drop 004 Asset for a total cost of $9,605. On March 29, 2021, we acquired the Series Collection Drop 004 Asset from our manager in exchange for the note described below. In the case of the Series Collection Drop 004 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Collection Drop 004 Asset in an amount equal to 1.94% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Collection Drop 004 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.

On March 29, 2021, we acquired the Series Collection Drop 004 Asset from our manager in exchange for a note in the original principal amount of $6,088. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.13 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Collection Drop 004 Interests will be distributed to the account of Series Collection Drop 004. Upon final closing of the offering, Series Collection Drop 004 will then pay back the note made to acquire the Series Collection Drop 004 Asset.
The Series Collection Drop 004 Asset

Series Collection Drop 004 has purchased a collection of two non-fungible tokens (which we refer to as NFTs or digital assets) by Grimes titled Newborn 1 and Newborn 3 (which we refer to as the Series Collection Drop 004 Asset).
●    Thesis: From Grimes’ music and artwork to her relationship with Elon Musk, Grimes has become a pop culture icon. Her proximity to the world of increasingly integrated technology lends itself to the nascent world of NFTs. As the first NFTs ever minted by Grimes, we believe these pieces will continue to hold relevance as a milestone in her artistic career, as well as a milestone for the involvement of legacy artists in the NFT space as whole.
●    The NFTs: Newborn 1 and Newborn 3 were released in Grimes’ first-ever NFT release, WarNymph Collection Vol. 1. Each Newborn-series NFT was released in a random drawing on Nifty Gateway, limited to 100 individually numbered editions minted each.
●    Recent Secondary Sales: As of July 2021, other than our acquisitions, editions of Newborn 1 sold on the Nifty Gateway marketplace in June 2021 for $690, $500, $400 and $333, and editions of Newborn 3 sold on the Nifty Gateway marketplace for $700 and in June 2021 for $500, $499 and $400.
●    Smart Contract Terms: Pursuant to the terms of the smart contract underlying both Newborn 1 and Newborn 3, any future sale of either Newborn 1 or Newborn 3 or both would result in Grimes receiving 10% of the proceeds as a royalty. No license is included with the purchase of either NFT, which we do not believe either positively or negatively impacts the value or use of either such NFT, but both NFTs may be transferred off of Nifty Gateway.
Specifications

Artist	Grimes x Mac
Collection	WarNymph Collection Vol. 1
Editions	Newborn 1			Newborn 3
Numbers	#38/100	#50/100	#90/100	#52/100	#10/100	#92/100
Release Year	2021
Purchased From	Nifty Gateway
Purchased For	$3,838	$769	$999	$2,250	$750	$999
Year Purchased	2021

The Artist

Grimes, a multi-hyphenate artist, is most well known for her music and associated visual art. After years experimenting across cutting-edge artistic mediums, Grimes has now collaborated with Mac Boucher on WarNympth Collection Vol. 1, her inaugural series of NFTs. According to Grimes, WarNympth “explores the fluidity of identity in the virtual age: the ability to create, augment, and splinter ourselves into unlimited avatars, create boundless worlds, and build rich, complex lore.” As we consider the context of Grimes within the cultural zeitgeist, we are excited about the trajectory of her earliest NFT works.
Market Assessment
The NFT market is still in its very early stages but grew significantly in the first quarter of 2021 with hundreds of millions of dollars in sales. NFTs hit the mainstream after digital artist Beeple sold an NFT through Christie’s for more than $65M.
Ownership and Pricing History
We purchased the NFTs constituting the Series Collection Drop 004 Asset on Nifty Gateway. Prior ownership and pricing histories of the NFTs constituting the Series Collection Drop 004 Asset are visible on the blockchain.